Exhibit 2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2021

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2021

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

	U.S. dollars in thousands
NET REVENUES	21,502	20,899	42,077	21,955
COST OF REVENUES	10,590	14,188	20,843	15,903
GROSS PROFIT	10,912	6,711	21,234	6,052
RESEARCH AND DEVELOPMENT EXPENSES	10,328	3,214	17,812	5,979
SELLING AND MARKETING EXPENSES	15,235	9,964	29,130	18,970
GENERAL AND ADMINISTRATIVE EXPENSES	10,235	6,033	17,330	10,619
OPERATING LOSS	24,886	12,500	43,038	29,516
FINANCIAL INCOME	15	108	31	322
FINANCIAL EXPENSES	4,250	3,655	8,977	4,010
FINANCIAL EXPENSES, net	4,235	3,547	8,946	3,688
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	29,121	16,047	51,984	33,204

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.06	0.04	0.12	0.09
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	466,801	357,668	448,411	355,168

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2021	2020

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	51,816	29,295
Bank deposits	3,521	17
Financial assets at fair value through profit or loss	—	481
Trade receivables	30,098	28,655
Prepaid expenses and other receivables	4,292	5,521
Inventory	8,763	6,526
	98,490	70,495
NON-CURRENT ASSETS:
Restricted cash	16,161	16,164
Fixed assets	506	511
Right-of-use assets	4,294	5,192
Intangible assets	84,222	87,879
	105,183	109,746
TOTAL ASSETS	203,673	180,241

CURRENT LIABILITIES:
Accounts payable	13,306	11,553
Lease liabilities	1,692	1,710
Allowance for deductions from revenue	26,096	18,343
Accrued expenses and other current liabilities	23,162	24,082
Payable in respect of intangible assets purchase	14,916	17,547
	79,172	73,235

NON-CURRENT LIABILITIES:
Borrowing	83,159	81,386
Payable in respect of intangible assets purchase	8,035	7,199
Lease liabilities	2,976	3,807
Royalty obligation	750	750
	94,920	93,142
TOTAL LIABILITIES	174,092	166,377

EQUITY:
Ordinary shares	1,311	1,054
Additional paid-in capital	354,442	293,144
Accumulated deficit	(326,172)	(280,334)
TOTAL EQUITY	29,581	13,864
TOTAL LIABILITIES AND EQUITY	203,673	180,241

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity

	U.S. dollars in thousands
BALANCE AT APRIL 1, 2021	1,309	354,057	(302,325)	53,041

CHANGES IN THE THREE-MONTHS PERIOD ENDED JUNE 30, 2021:
Share-based compensation to employees and service providers	—	—	5,274	5,274
Issuance of ordinary shares, net of expenses	1	272	—	273
Exercise of options into ordinary shares	1	113	—	114
Comprehensive loss	—	—	(29,121)	(29,121)
BALANCE AT JUNE 30, 2021	1,311	354,442	(326,172)	29,581

BALANCE AT APRIL1, 2020	962	267,403	(224,718)	43,647
CHANGES IN THE THREE-MONTH PERIOD ENDED JUNE 30, 2020:
Share-based compensation to employees and service providers	—	—	623	623
Issuance of ordinary shares, net of expenses	24	6,339	—	6,363
Comprehensive loss	—	—	(16,047)	(16,047)
BALANCE AT JUNE 30, 2020	986	273,742	(240,142)	34,586

BALANCE AT JANUARY 1, 2021	1,054	293,144	(280,334)	13,864

CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2021:
Share-based compensation to employees and service providers	—	—	6,146	6,146
Issuance of ordinary shares, net of expenses	243	57,971	—	58,214
Exercise of options into ordinary shares	14	3,327	—	3,341
Comprehensive loss	—	—	(51,984)	(51,984)
BALANCE AT JUNE 30, 2021	1,311	354,442	(326,172)	29,581

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002
CHANGES IN THE SIX-MONTH PERIOD ENDED JUNE 30, 2020:
Share-based compensation to employees and service providers	—	—	1,425	1,425
Issuance of ordinary shares, net of expenses	24	6,339		6,363
Comprehensive loss	—	—	(33,204)	(33,204)
BALANCE AT JUNE 30, 2020	986	273,742	(240,142)	34,586

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(29,121)	(16,047)	(51,984)	(33,204)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	5,274	623	6,146	1,425
Depreciation	465	417	957	767
Amortization and impairment of intangible assets	1,830	1,773	3,657	2,849
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	1,217	1,513	3,856	1,617
Fair value losses (gains) on financial assets at fair value through profit or loss	—	(38)	6	37
Exchange differences and revaluation of bank deposits	17	(6)	63	(165)
	8,803	4,282	14,685	6,530
Changes in assets and liability items:
Increase in trade receivables	(6,792)	(16,853)	(1,443)	(17,354)
Decrease (increase) in prepaid expenses and other receivables	(199)	(3,266)	1,229	(2,626)
Decrease (increase) in inventories	507	(1,983)	(2,237)	(2,868)
Increase in accounts payable	6,770	2,123	1,753	1,124
Increase (decrease) in accrued expenses and other liabilities	(2,284)	17,804	(920)	22,123
Increase (decrease) in allowance for deductions from revenue	3,418	(1,089)	7,753	(428)
	1,420	(3,264)	6,135	(29)
Net cash used in operating activities	(18,898)	(15,029)	(31,164)	(26,703)
INVESTING ACTIVITIES:
Purchase of fixed assets	(3)	(20)	(91)	(191)
Purchase of intangible assets	—	(52,500)	—	(52,633)
Change in investment in current bank deposits	(3,500)	1,000	(3,500)	4,200
Proceeds from sale of financial assets at fair value through profit or loss	—	1,725	475	3,950
Net cash (used in) investing activities	(3,503)	(49,795)	(3,116)	(44,674)
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	(500)	—	78,845
Proceeds from issuance of ordinary shares, net of issuance costs	273	6,363	58,214	6,363
Exercise of options into ordinary shares	114	—	3,341	—
Repayment of payable in respect of intangible asset purchase	(1,754)	—	(3,879)	—
Increase in restricted cash	—	—	—	(20,000)
Payment of principal with respect to lease liabilities	(402)	(404)	(785)	(736)
Net cash (used in) provided by financing activities	(1,769)	5,459	56,891	64,472
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,170)	(59,365)	22,612	(6,905)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	14	23	(91)	154
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	75,972	81,614	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	51,816	22,272	51,816	22,272
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	52	71	71	249
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	3,026	2,129	5,016	2,360
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	630	—	2,205
Purchase of intangible assets posted as payable	—	12,058	—	12,808
Long-term borrowings transaction costs	—	—	—	784

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.General

1)RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company, Movantik®, for the treatment of opioid-induced constipation, and Aemcolo® (rifamycin), for traveler’s diarrhea.

Effective April 1, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”), granting RedHill Inc. exclusive, worldwide (excluding Europe, Canada) commercialization and development rights to Movantik® (naloxegol). In addition, RedHill Inc. entered into certain related agreements, pursuant to which AstraZeneca provides RedHill Inc. transitional services for an agreed period. See also notes 1a(2) and 16a(5) to the annual financial statements as of December 31, 2020.

3) Through June 30, 2021, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, medical clinics, medical diagnosis, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand and clinical studies needs.

A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and significant impact on sales of Aemcolo® for travelers’ diarrhea.

Although no major disruptions, other than manageable impact on its development and commercial activities, the Company continues to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources, and clinical trials.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on August 25, 2021.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2021 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2020, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and six months ended June 30, 2021, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.Movantik® License Agreement amendment

In connection with the agreements mentioned in 1a(2), in April 2020, RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca. Under the terms of the License Agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further noncontingent payment of $15.5 million in December 2021. On March 11, 2021, RedHill Inc and AstraZeneca signed an amendment to the License Agreement. Pursuant to which, the $15.5 million payment due in December 2021 will be adjusted to gradual payments starting in March 2021 and ending in December 2022, totaling $16 million. The amendment is not considered a substantial modification of the terms and resulted in an adjustment of approximately $0.5 million in the carrying amount of the payable in respect of intangible assets purchase and a corresponding charge in the statements of comprehensive loss, under financial expenses.

b.	During the six months ended June 30, 2021, the Company issued 7,836,209 and 428,421 ADSs for net proceeds of approximately $58 million from underwritten offerings and $3 million from options exercises, respectively.
c.	On February 22, 2021, Aether Therapeutics Inc., filed a complaint against the Company in the United States District Court for the District of Delaware ("Aether Litigation"). The complaint asserts that the Company's marketing of the Movantik® product infringes U.S. Patent No’s. 6,713,488, 8,748,448, 8,883,817 and 9,061,024 held by Aether Therapeutics Inc., or the Aether Patents. Aether has asserted the Aether Patents against other entities previously involved in the marketing of the Movantik® product. The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed, contributed to and induced infringement of the Aether patents, (ii) damages, (iii) attorneys’ fees and (iv) costs and expenses. the Company intends to vigorously defend itself against these claims. Given the early stage of the Aether Litigation, the Company is unable to predict the likelihood of success of the claims of Aether Therapeutics Inc. or to quantify any risk of loss.
d.	Write-downs of inventories to net realizable value amounted to $1.2 million in the six months ended June 30, 2021. These were recognized as an expense, included in cost of revenues in the statement of comprehensive loss.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4: - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of January 1, 2021	16,380	1,963		18,343
Increases	41,679	956		42,635
Decreases (utilized)	(33,643)	(576)		(34,219)
Adjustments	(692)	29		(663)
As of June 30, 2021	23,724	2,372		26,096
	(0)	—	—	(0)
	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of January 1, 2020	1,001	266		1,267
Increases	252	392		644
Decreases (utilized)	(372)	(28)		(400)
Adjustments	(698)	26		(672)
As of June 30, 2020	183	656		839

	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of April 1, 2021	20,497	2,180		22,677
Increases	23,873	495		24,368
Decreases (utilized)	(20,614)	(333)		(20,947)
Adjustments	(32)	30		(2)
As of June 30, 2021	23,724	2,372		26,096
	(0)	(0)	—	(0)
	Rebates and patient discount programs	Product returns		Total
	U.S. dollars in thousands
As of April 1, 2020	948	650		1,598
Increases	—	—		—
Decreases (utilized)	(149)	(20)		(169)
Adjustments	(616)	26		(590)
As of June 30, 2020	183	656		839

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 - SHARE-BASED PAYMENTS:

The following is information on options granted during the six months ended June 30, 2021:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than			ADS ($)	grant in U.S. dollars
Date of BoD	directors (1)	To directors (1)(2)	Total		in thousands (1)(2)(3)
March 2021	40,500	—	40,500	9.44	151
April 2021	2,036,096	310,341	2,346,437	7.08	9,584
May 2021	22,500	—	22,500	7.05	90
	2,099,096	310,341	2,409,437		9,825

1)The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)The general meeting of the Company’s shareholders held on July 26, 2021 (the “July 2021 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 310,341 options under the Company’s stock options plan to the directors and to the Company's Chief Executive Officer.

3)The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $7.05-$9.44, expected volatility: 64.05%-64.06%, risk-free interest rate: 1.58%-1.73% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

4)	Exchange of options to purchase the Company’s ADSs:
a.	On April 26, 2021, the Company made an offer (the “Exchange Offer”) to eligible option holders (as defined in the offer), subject to specified conditions, to exchange some or all of their outstanding options to purchase ADSs (the “Exchanged Options”) for new options to purchase ADSs (the “New Options”). On May 26, 2021, concurrently with the expiration of the Exchange Offer, the Company granted New Options to purchase 2,805,281 ADSs of the Company, pursuant to the terms of the Exchange Offer and the Company’s Amended and Restated Award Plan (2010).

The New Options have lower exercise price per ADS than the Exchanged Options and subject to meeting certain performance conditions, specified in the Exchange Offer, may be further lowered. Other than the exercise price, each New Option has the same expiration date, vesting schedule and other terms as the Exchanged Options.

b.	The incremental compensation expense recognized by the Company has been measured as the excess of the fair value of each New Option granted, as of the date the New Options

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

were granted, over the fair value of the Exchanged Options, measured immediately prior to the exchange. The total incremental value measured by the Company is approximately $3.5 million, of which $2.9 million were recognized as expense in the six months ended June 30, 2021. The remaining incremental value will be recognized over the remaining vesting period of the New Options.
c.   The incremental compensation expense was computed using the binomial model and the underlying data used was mainly the following: exercise price of the Company's ADS: $4.3-$7.0 expected volatility: 58.8%- 65.28%, risk-free interest rate: 0.01%-2.31% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

NOTE 6 - NET REVENUES:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

	U.S dollars in thousands		U.S dollars in thousands
Movantik® revenues	19,212	19,951	38,113	19,951
Other products	2,290	948	3,964	2,004
	21,502	20,899	42,077	21,955

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy

The Company's financial assets as of December 31, 2020, measured at fair value, are at level 1. The Company has no liabilities measured at fair value in the reported periods.

During the reported periods, there were no transfers of financial assets between Levels 1, 2, or 3 fair value measurements.

b. The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

The fair value of the borrowing and Payable in respect of intangible assets purchase is approximately $104 million and $25 million as of June 30, 2021, respectively.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research and Development. The following table presents net revenues and operating loss for the Company's segments for the three and six months ended June 2021 and 2020:

	Three Months Ended June 30,			Six Months Ended June 30,
	2021			2021
June 30, 2021:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	21,502	—	21,502	42,077	—	42,077
Operating loss	10,081	14,805	24,886	18,596	24,442	43,038

	2020			2020
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	20,899	—	20,899	21,955	—	21,955
Operating loss	8,029	4,471	12,500	20,332	9,184	29,516